UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20449

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23102

Powertel, Inc.
(Exact name of registrant as specified in its charter)

12920 SE 38th Street
Bellevue, Washington 98006
(425) 378-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Powertel 401(k) Profit Sharing Plan
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date: Less than 300 persons

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Powertel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POWERTEL, INC.

Date: December 11, 2002	By:	/s/ Brian Kirkpatrick
Name: Brian Kirkpatrick
Title: Executive Vice President, Chief Financial Officer